KongZhong Corporation Reports Unaudited First Quarter 2013 Financial Results

Beijing, China, May 21st, 2013– KongZhong Corporation (NASDAQ: KONG), a leading provider of digital entertainment services for consumers in the PRC, today announced its unaudited financial results for the first quarter 2013 financial results.

First Quarter 2013 Financial Highlights:

●    Revenues exceeds guidance– Total revenues for the first quarter of 2013 increased 9.3% from the same period last year and 12.4% from the fourth quarter of 2012 to US$ 47.94 mn, exceeding the guidance range of US$ 45 mn to US$ 46 mn.

●    Gross profit exceeds guidance – Total gross profit declined 0.8% from the same period last year but increased 3.3% from the fourth quarter of 2012 to US$ 18.59 mn, exceeding the guidance range of US$ 17 mn to US$ 18 mn.

●    Net income exceeds guidance – Net income declined 0.8% from the same period last year in 1Q13 but increased 42.6% from the fourth quarter of 2012 to US$ 6.81 mn, exceeding the guidance range of US$ 3 mn to US$ 4 mn. Basic net income per American Depositary Shares ("ADS") was US$ 0.17.

●    Non-GAAP net income exceeds guidance– Non-GAAP net income increased 2.8% from the same period last year and 14.9% from the fourth quarter of 2012 to US$ 8.90 mn, exceeding the guidance range of US$ 5.5 mn to US$ 6.5 mn. Non-GAAP diluted net income per ADS was US$ 0.21 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”).

●    Cash and cash equivalents – As of March 31, 2013, the Company had US$ 185.23 mn in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash or US$ 4.55 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash.

The Company’s Chairman and Chief Executive Officer, Leilei Wang said, “In the first quarter of 2013, we continued to demonstrate strong performance in our Internet games business which now makes up nearly 60% of total revenues and 70% of total gross profits. Since 2012, through our cooperation with overseas and domestic games developers, as well as the restructuring of our internal game development resources, we have established a strong future Internet game pipeline. For example, we continue to make preparations for the upcoming launch of World of Warplanes and Guild Wars 2 to the China market, which is now one of the most anticipated new games in China. Over the long term, to take advantage of opportunities in smartphone games market, we are developing more innovative mobile game products by leveraging our in-house game engine and R&D teams. We believe that in the following quarters, we will continue to bring new Internet games, as well as mobile games to the market. "

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	For the Three Months Ended March 31, 2012 (US$ in thousands)	For the Three Months Ended December 31, 2012 (US$ in thousands)	For the Three Months Ended March 31, 2013 (US$ in thousands)
Revenues	$43,841	$42,631	$47,937
WVAS	19,116	14,620	15,850
Mobile Games	5,560	4,169	3,706
Internet Games	19,165	23,842	28,381

Sales Tax	$1,381	$1,412	$1,822
WVAS	277	178	211
Mobile Games	86	30	41
Internet Games	1,018	1,204	1,570

Cost of Revenue	$23,713	$23,218	$27,522
WVAS	12,699	10,286	12,024
Mobile Games	3,133	1,737	1,803
Internet Games	7,881	11,195	13,695

Gross Profit	$18,747	$18,001	$18,593
WVAS	6,140	4,156	3,615
Mobile Games	2,341	2,402	1,862
Internet Games	10,266	11,443	13,116

Gross Profit ratio	43%	42%	39%
WVAS	32%	28%	23%
Mobile Games	42%	58%	50%
Internet Games	54%	48%	46%

Revenues

WVAS Revenues

WVAS revenues in 1Q13 were US$ 15.85 mn, a 17.1% decrease from the same period as last year, but an 8.4% increase from 4Q12. Sequentially the WVAS operating environment stabilized compared to prior periods, but we continue to expect the WVAS operating environment to remain difficult in 2013, similar to 2012.

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WVAS made up 33.1% of total revenues in 1Q13.

Mobile Games Revenues

Total mobile game revenues in 1Q13 were US$ 3.71 mn, a 33.3% decrease from the same period last year and an 11.1% decrease from 4Q12.

Feature phone mobile games revenues in 1Q13 were US$ 2.37 mn, compared to US$ 2.13 mn in 4Q12 or an 11.2% QoQ increase. Our mobile operator partners continued to implement strict operating policies and continued their de-emphasis of marketing feature phone mobile games. We see these difficulties continuing in 2013 for our legacy feature-phone mobile game business.

Smartphone mobile game revenues in 1Q13 were US$ 1.34 mn, a 34.3% decrease from 4Q12, and representing 36.2% of total mobile game revenues. The decrease in smartphone mobile games revenues was due to a pause in new smartphone game launches in 1Q13 as we continue to transition a portion of our PC MMO game development team onto our internal smartphone game engine. We expect to launch a number of new smartphone games in the 2Q and 3Q 2013 period.

Total mobile game revenues made up 7.7% of total revenues in 1Q13.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 28.38 mn in 1Q13, a 48.1% increase from the same period last year and an increase of 19.0% from 4Q12. Revenues from World of Tanks (“WoT”) continued to grow in 1Q13 compared to 4Q12, while revenues from self-developed games and overseas game revenues declined significantly as the Company has re-focused our efforts on domestic game development towards more differentiated Internet game genres.

Domestic Net game revenues were US$ 27.81 mn, a 21.7% increase from 4Q12 and a 53.6% increase from the same period last year. Overseas Net game revenues were US$ 0.57 mn, a 42.5% decrease from 4Q12.

For the 1Q13 3-month period, mainland China online game operations achieved average concurrent users (“ACUs”) of 364k and aggregated paying accounts (“APAs”) of 950k with quarterly average revenue per user (“ARPU”) of RMB184. ACUs in 1Q13 were up 59.6% from the same period last year.

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	For the Three Months Ended March 31, 2012		For the Three Months Ended December 31, 2012		For the Three Months Ended March 31, 2013
ACU	228	k	300	k	364	k
APA	744	k	832	k	950	k
ARPU(RMB/Q)	153		173		184

Net game revenues made up 59.2% of total revenues in 1Q13.

Gross Profit

Total gross profit was US$18.59 mn in 1Q13 a slight decline of 0.8% from the same period last year but a 3.3% increase from 4Q12. Total gross margin was 38.8% in 1Q13.

WVAS Gross Profit

WVAS gross profit in 1Q13 was US$ 3.62 mn, a 13.0% decrease from 4Q12. 1Q13 WVAS gross margin was 22.8% compared to 28.4% in 4Q12.

Mobile Game Gross Profit

Mobile games gross profit in 1Q13 was US$ 1.86 mn, a 22.5% decrease from 4Q12. The decrease in smartphone mobile games gross profits was due to a pause in new smartphone game launches in 1Q13 as we continue to transition a portion of our PC MMO game development team onto our internal smartphone game engine. We expect to launch a number of new smartphone games in the 2Q and 3Q 2013 period. 1Q13 mobile games gross margin was 50.3% compared to 42.1% in the same period last year and 57.6% in 4Q12.

Internet Game Gross Profit

Internet game gross profit in 1Q13 was US$ 13.12 mn, a 27.7% increase from the same period last year and a 14.6% increase from 4Q12. 1Q13 Internet game gross margin was 46.2% compared to 53.6% in the same period last year and 48.0%.

Operating Expenses

	For the Three Months Ended March 31, 2012 (US$ in thousands)	For the Three Months Ended December 31, 2012 (US$ in thousands)	For the Three Months Ended March 31, 2013 (US$ in thousands)
Product development	$4,080	$5,325	$6,136
Sales and marketing	5,712	5,926	4,568
General and administrative	2,862	3,179	2,426
Total operating expenses	$12,654	$14,430	$13,130

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Total operating expenses in 1Q13 were US$ 13.13 mn compared to US$14.43 mn in 4Q12.

Product development expenses in 1Q13 were US$ 6.14 mn compared to US$5.33 mn in 4Q12. The increase in product development expenses was due to additional resources and investments made towards our 2013 game pipeline, including our Guild Wars 2 China team.

Sales and marketing expenses in 1Q13 were US$ 4.57 mn compared to US$ 5.93 mn in 4Q12. The reduction in sales and marketing expenses from 4Q12 was due mainly to a pause in new smartphone game launches during the period.

General and administrative expenses in 1Q13 were US$ 2.43 mn compared to US$ 3.18 mn in 4Q12. The decrease in general and administration expenses was mainly due to a decrease in share based compensation expenses.

The Company’s total headcount increased in 1Q13 to 1,132 compared to 1,100 at the end of 4Q12. The increase in headcount is associated with our recruitment of new staff for our 2013 game pipeline.

Operating Income

Operating income for 1Q13 was US$ 5.62 mn compared to a US$ 3.71 mn operating income in 4Q12 and US$ 6.09 mn in the same period last year. 1Q13 operating margin was 11.7% compared to 8.7% in 4Q12.

Earnings

Net income and Non-GAAP net income in 1Q13 were US$ 6.81 mn and US$ 8.90 mn, respectively. Diluted income per ADS and diluted Non-GAAP earnings per ADS were US$ 0.16 and US$ 0.21 in 1Q13, respectively.

Total ADS on a diluted basis outstanding during 1Q13 were 41.85 mn, compared to 42.43 mn outstanding during 4Q12.

For the purpose of earnings per share calculation	Number during three months ended December 31, 2012	Number during three months ended March 31, 2013
ADS (in mns)	41.58	40.74
Add: Dilution impact from options and nonvested shares	0.56	0.50
Warrants issued to business partners	0.29	0.61
ADS on diluted basis	42.43	41.85

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Balance Sheet

As of March 31, 2013, the Company had US$ 185.23 mn in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash or US$ 4.55 per basic ADS in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash.

Stock Repurchase:

In October 2012, the Board of Directors authorized the Company to repurchase up to another US$ 20 million worth of the Company’s ADSs. The share repurchase plan calls for the ADSs to be acquired in the open market from time to time depending upon market conditions, the market price of Company’s ADSs and the management’s assessment of the Company’s liquidity and cash flow needs. The repurchase plan is intended to increase shareholder value and reduce the dilutive effect of the Company’s equity incentive plans.

As of April 9th, 2013, 1,955k ADSs, representing 78.21 mn ordinary shares of the Company, were repurchased at an average price of US$ 6.14 per ADS for a total repurchase amount of US$ 12.00 mn.

Business Outlook (For the 3-month period ending June 30, 2013):

The Company expects total revenues for 2Q13 to be within the range of US$ 43.5 mn to US$ 44.5 mn, with business unit revenues at the mid-point expected to roughly consist of WVAS revenues of US$ 15 mn, mobile game revenues of US$3.5 mn and Net Game revenues of US$ 25.5 mn.

The Company expects total gross profit to be within the range of US$ 17 mn to US$ 18 mn, total operating profit to be US$ 5.5 mn to US$ 6.5 mn, net profit to be US$ 5.5 mn to US$ 6.5 mn, and Non-GAAP net profit is expected to be US$ 6.5 mn to US$ 7.5 mn.

Conference Call:

The Company’s management team will conduct a conference call at 7:30 am Beijing time on May 22nd 2013 (19:30 pm Eastern time and 16:30 pm Pacific time on May 21st, 2013). A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

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KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(US$ in thousands, except per share and share data)

(Unaudited)

	For the Three Months Ended March 31, 2012	For the Three Months Ended December 31, 2012	For the Three Months Ended March 31, 2013

Revenues	$43,841	$42,631	$47,937
Sales tax	1,381	1,412	1,822
Cost of revenues	23,713	23,218	27,522
Gross profit	18,747	18,001	18,593
Operating expenses
Product development	4,080	5,325	6,136
Sales and marketing	5,712	5,926	4,568
General and administrative	2,862	3,179	2,426
Total operating expenses	12,654	14,430	13,130
Government subsidy	-	143	153
Operating income	6,093	3,714	5,616
Interest income	1,276	1,176	1,452
Interest expense	63	-	57
Imputed interest on long-term payables	-	150	150
Exchange gain	-	388	158
Investment income	589	42	-
Income before tax expense	7,895	5,170	7,019
Income tax expense	1,037	400	214
Net income	$6,858	$4,770	$6,805

Basic earnings per ADS	$0.17	$0.11	$0.17
Diluted earnings per ADS	$0.16	$0.11	$0.16
Weighted average ADS outstanding (million)	41.03	41.58	40.74
Weighted average ADS used in diluted EPS calculation (million)	41.91	42.43	41.85

Net income	$6,858	$4,770	$6,805
Other comprehensive income	209	2,195	903
Total comprehensive income	$7,067	$6,965	$7,708

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KongZhong Corporation

Condensed Consolidated Statements of Cash Flows

(US$ in thousands)

(Unaudited)

	For the Three Months Ended March 31, 2012	For the Three Months Ended March 31, 2013
Cash Flows From Operating Activities
Net income	$6,858	$6,805
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation and amortization	1,136	1,825
Gain on disposal of property and equipment	(6)	-
Share-based compensation	1,150	556
Amortization of the debt discount	36	-
Changes in operating assets and liabilities	6,050	6,444
Net Cash Provided by Operating Activities	15,224	15,630

Cash Flows From Investing Activities
Acquisition of business	(3,000)	-
Purchase of property and equipment	(313)	(935)
Loans repayment from third party	22,190	-
Purchase of term deposits	-	(16,413)
Purchase of held-to-maturity securities	(74,489)	(13,202)
Proceeds from disposal of held-to-maturity securities	14,603	16,323
Long-term investment	(2,000)	-
Restricted cash	-	(10,351)
Proceeds from disposal of property and equipment	6	-
Net Cash Used in Investing Activities	(43,003)	(24,578)

Cash Flows From Financing Activities
Proceeds from exercise of share options	49	55
Deferred payments for acquisition of business	-	(3,000)
Deferred payments of intangible assets	-	(500)
Stock repurchase	(1,587)	(9,341)
Short-term bank loan	-	9,000
Net Cash Used in Financing Activities	(1,538)	(3,786)

Effect of foreign exchange rate changes	739	171

Net (decrease) increase in Cash and Cash Equivalents	(28,578)	12,563
Cash and Cash Equivalents, Beginning of Period	129,512	120,695
Cash and Cash Equivalents, End of Period	100,934	108,132

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KongZhong Corporation

Condensed Consolidated Balance Sheets

(US$ in thousands)

(Unaudited)

	As of March 31, 2012	As of December 31, 2012	As of March 31, 2013
Cash and cash equivalents	$100,934	$120,695	$108,132
Term deposits	-	-	16,441
Held-to-maturity securities	77,259	17,465	14,396
Trading securities	2	-	-
Loans to third party	-	-	-
Accounts receivable (net)	20,722	23,700	20,952
Restricted cash	-	-	10,369
Other current assets	4,948	4,718	5,223

Total current assets	203,865	166,578	175,513

Rental deposits	512	748	738
Intangible assets (net)	5,260	75,069	76,896
Property and equipment (net)	3,384	3,065	3,584
Long-term investments	2,000	4,000	4,000
Goodwill	87,456	87,551	87,843
Restricted cash	-	35,773	35,891
Total assets	$302,477	$372,784	$384,465

Accounts payable (including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $13,049, $42,327 and $49,006 as of March 31, 2012, December 31, 2012 and March 31,2013, respectively)	$13,052	$42,612	$49,215
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $3,530,$3,585 and $3,622 as of March 31, 2012, December 31, 2012 and March 31,2013, respectively)	4,542	3,785	3,744

Short term bank loan	-	-	9,057

Other current liabilities (including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $9,375, $9,435 and $9,350 as of March 31, 2012, December 31, 2012 and March 31,2013, respectively)	30,698	24,833	21,779

Total current liabilities	48,292	71,230	83,795

Non-current deferred tax liability (including non-current deferred tax liability of the consolidated VIE without recourse to KongZhong Corporation of $61, $10 and $3 as of March 31, 2012, December 31, 2012 and March 31,2013, respectively)	61	10	3
Other long-term liabilities(including other long-term liabilities of the consolidated VIE without recourse to KongZhong Corporation of nil, $18,660 and $18,814 as of March 31, 2012, December 31, 2012 and March 31,2013, respectively)	-	18,660	18,814

Total liabilities	$48,353	$89,900	$102,612

Shareholders’ equity	254,124	$282,884	$281,853
Total liabilities and shareholders’ equity	$302,477	$372,784	$384,465

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Non-GAAP Financial Measures

To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, interest expense on convertible note, imputed interest on long-term payables, as well as is adjusted for the dilution impact on ADS numbers from convertible note, stock options, non-vested shares and warrants.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended March 31, 2012 (US$ in thousands, except per share and share data)	For the Three Months Ended December 31, 2012 (US$ in thousands, except per share and share data)	For the Three Months Ended March31, 2013 (US$ in thousands, except per share and share data)
GAAP net income	$6,858	$4,770	$6,805
Share-based compensation	1,150	1,022	556
Interest expense on convertible note	63	-	-
Imputed interest on long-term payables	-	150	150
Amortization of intangibles	585	1,798	1,386
Non-GAAP net income	$8,656	$7,740	$8,897

Weighted average ADS used in diluted	41.91	42.43	41.85
Non-GAAP diluted net income per ADS	$0.21	$0.18	$0.21

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About KongZhong:

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature-phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a feature phone mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2013 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market. In May 2013, KONG entered into a strategic partnership with Wargaming.net's granting KONG exclusive rights to all of Wargaming.net's future games in mainland China, including but not limited to World of Tanks, World of Warplanes and World of Warships. In addition, KONG is the also the exclusive China partner for Guild War 2 from ArenaNet, Offensive Combat from U4iA Games and Hawken from Meteor Entertainment.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

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KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Yuan Liu
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail:ir@kongzhong.com	E-mail:liuyuan@kongzhong.com

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